Exhibit 16.3

June 22, 2017

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Her Imports (the “Registrant” or the “Issuer”) under Item 4.01 of its Form 8-K filed on June 9, 2017, indicating that the Registrant’s Board of Directors notified Marcum LLP (the “Firm” “Marcum” “us” “our” or “we”) that it was dismissing Marcum as its independent registered public accounting firm effective June 8, 2017. We agree with the Registrant’s statements regarding its dismissal of our Firm and that we did not complete any interim reviews or issue any reports on the Registrant’s financial statements.

However, we do not agree with the Registrant’s disclosure that there were no disagreements with us on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, or reportable events (as that term is defined in Item 304(a)(1)(v) of Regulation S-K), which if not resolved to our satisfaction would have caused us to make a reference to the subject matter of the disagreement in connection with our report. In that regard, we believe the Registrant should have reported in the Form 8-K that we had an unresolved accounting matter relating to the appropriateness of the Registrant’s accounting for its preferred shares issued on November 28, 2016 as permanent equity as of December 31, 2016 in its Form 10-K and as of March 31, 2017 in its Form 10-Q.

We did not reach a conclusion on this matter or complete our review of the Registrant’s March 31, 2017 condensed financial statements. The matter was unresolved as of the date of our dismissal on June 8, 2017.

A description of the transaction and accounting positions, including the status of our evaluation of the Registrant’s accounting for the preferred shares as of the date of our dismissal is as follows:

On November 28, 2016, the Registrant entered into an Asset Share Purchase & Business Agreement (the “Original Agreement”). Pursuant to the terms of the Original Agreement, the Registrant issued 10,000,000 shares of the Company’s unregistered restricted Callable Preferred Stock (“Preferred Stock”). The Original Agreement included two specific provisions (“Specific Provisions”) that would cause the Preferred Stock to be accounted for as temporary equity. This fact was not in dispute between the Registrant and Marcum.

Marcum LLP ● 750 Third Avenue ● 11th Floor ● New York, New York 10017 ● Phone 212.485.5500 ● Fax 212.485.5501 ● marcumllp.com

Securities and Exchange Commission

June 22, 2017

The Registrant informed us that its predecessor auditor raised this issue with management in April 2017, prior to the issuance of the Registrant’s Form 10-K for the year ended December 31, 2016. The Registrant further informed us that it was not the Registrant’s intention to include the Specific Provisions in the Original Agreement. The Registrant characterized the Specific Provisions as mistakes of fact and advised that it was mutually understood by both the Registrant and the counterparty (from the inception of the contract) that the Original Agreement should not have contained the Specific Provisions. As a result of this issue being raised by its predecessor auditor, the Registrant entered into a Replacement Asset Share Purchase and Business Agreement on April 11, 2017 (the “Replacement Agreement”) which eliminated the Specific Provisions. The Registrant then classified the Preferred Stock as permanent equity instruments at all times commencing November 28, 2016, the date of issuance.

The Registrant asserted to us that the Replacement Agreement entered into on April 11, 2017 reformed the Original Agreement and memorialized terms that applied to the issuance of the Preferred Stock on November 28, 2016 and could therefore be used as evidence to support its position that the Preferred Stock met all conditions necessary for permanent equity classification as of December 31, 2016 in its Form 10-K and as of March 31, 2017 in its Form 10-Q.

Based on our review of the Original Agreement, the Replacement Agreement, the discussions we had with management and the classification guidance under applicable Generally Accepted Accounting Principles, we advised the Registrant that we needed additional audit evidence to corroborate its assertion that the Specific Provisions should not have been part of the Original Agreement and the Replacement Agreement reflects all terms that were originally agreed to by the parties as of the date of issuance of the Preferred Stock. We further advised the Registrant that in the absence of obtaining contemporaneous evidence, we would not be in a position to conclude that the Preferred Stock met all conditions necessary for permanent equity classification at any time prior to April 11, 2017, the date the Replacement Agreement was entered into. FASB Accounting Standards Codification 480-10-S99-3A-18 specifically states the following, “If classification of an equity instrument as temporary equity is no longer required (if, for example, a redemption feature lapses, or there is a modification of the terms of the instrument), the existing carrying amount of the equity instrument should be reclassified to permanent equity at the date of the event that caused the reclassification. Prior financial statements are not adjusted.” If the Replacement Agreement was in fact an amendment to the Original Agreement, the Preferred Stock would have been classified appropriately as temporary equity instruments at the date of issuance on November 28, 2016 and through April 11, 2017, and then reclassified to permanent equity once the amendment was signed on April 11, 2017, which modified the Specific Provisions.

Prior to our dismissal on June 8, 2017, we had not received sufficient contemporaneous audit evidence to justify that the Replacement Agreement should have been accounted for retroactively to November 28, 2016 and had not completed our review of the Registrant’s March 31, 2017 condensed financial statements. Accordingly, at the time of our dismissal, the appropriateness of the Registrant’s accounting treatment for the Preferred Stock was not resolved to our satisfaction, which may have caused us to make a reference to the subject matter of the disagreement in connection with our report.

Securities and Exchange Commission

June 22, 2017

We believe these are reportable matters in accordance with Item 304 of Regulation S-K for inclusion in the Form 8-K.

Very truly yours,